CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F(617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

May 19, 2006

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4-06

Washington, D.C. 20549

Attention:	Kathleen Collins Accounting Branch Chief

RE:	Open Text Corporation
Form 10-K for Fiscal Year Ended June 30, 2005
Form 10-Q for the Quarter Ended September 30, 2005
Form 10-Q for the Quarter Ended December 31, 2005
File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 14, 2006 to Mr. Alan Hoverd, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

General

1.	Tell us when the Company intends on filing the restated financial statements for IXOS. Please note the Staff may have further comments when you file the Form 8-K/A to include such financial statements.

The external audits of the IXOS financial statements that will be included in the Form 8-K/A are currently in progress and the Company cannot substantively control or predict with certainty the dates on which the audits will be completed. Based on discussions with the relevant auditors, the Company anticipates that it shall be in a position to file the restated IXOS financial statements on or before June 30, 2006.

United States Securities and Exchange Commission

May 19, 2006

Prior Comment no. 5

Note 9 - Accounts Payable - Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

Prior Comment no. 6

IXOS

2.	We note your response to our previous comment no. 6 and your discussion of the Domination Agreement filing process for certain German acquisitions. Your response states, “By analogy to SAB Topic 5A, the Company recognizes that the direct costs related to the purchase of additional IXOS shares incurred in advance of acquiring the shares should be classified as deferred costs as the purchase of the remaining shares is probable. However, from a materiality perspective, the Company has recorded these costs directly to goodwill”. Please explain this statement. Is the Company acknowledging that the $2.6 million of legal costs should not have been accrued as part of the purchase price in the IXOS acquisition? If so, tell us how you determined this amount (or the amounts to which you are referring) are not considered material as the Staff notes that the $2.6 million represents approximately 8.6% of pre-tax net income for fiscal 2004.

As indicated in our previous response, the Company believes that direct costs related to the purchase of additional IXOS shares incurred in advance of acquiring the shares should be accrued with the offset recorded as deferred costs on the balance sheet, by analogy to SAB Topic 5A, as the purchase of the remaining shares is probable. Upon the acquisition of the remaining IXOS shares, the deferred costs should be reallocated from deferred costs to additional step purchase consideration. In this case, substantially all of the deferred costs would be reallocated to goodwill on the Company’s balance sheet on completion of the additional step acquisitions. Instead of recording the direct costs as deferred costs until such time as the additional shares are purchased, the Company has recorded the costs directly into goodwill. This results in a balance sheet classification error between deferred costs and goodwill, both of which are non-current assets. There is no income statement impact from this classification decision. When determining the materiality of the classification, the Company considered the impact on the consolidated balance sheet. Relative to the total goodwill related to the IXOS acquisition of $159 million, total goodwill of $211 million and total assets of $647 million as of March 31, 2004, the Company concluded that the classification error was not material to the consolidated financial statements.

3.	Also, it appears from your response letter dated December 23, 2005 that the Domination Agreement was registered in August 2005 and certain shareholders complaints filed against both the approval of the Domination Agreement and the authorization to delist IXOS shares were also settled in August 2005. Notwithstanding your response to our previous comment, tell us why there is a $471,147 balance still outstanding at December 31, 2005 applicable to accrued legal costs in this acquisition and tell us how and when you intend to settle this liability.

United States Securities and Exchange Commission

May 19, 2006

The balance of $471,147 relates to unpaid legal costs incurred in connection with, among other things, the special court appraisal proceedings regarding the compensation granted under the Domination Agreement (“DA”), the valuation/shareholder proceedings relating to the acquisition of IXOS shares in Germany, and the IXOS squeeze-out procedures. Approximately $381,000 of these costs were paid during the three months ended March 31, 2006 (the “Third Fiscal Quarter”). Notwithstanding the settlement made with the shareholders in August 2005, the remaining liability relates to certain IXOS shareholders having filed for a procedure granted under German law at the district court in Munich, Germany asking the court to reassess the amount of annual compensation and the purchase price for the IXOS shares (the “IXOS Appraisal Procedures”). Currently, the Company cannot predict with certainty when the court will finally resolve these matters. The Company’s final determination and settlement of the related liability, which will be paid in cash, is pending the Court’s final resolution.

4.	We note that at December 31, 2005, $647,443 remains in the accrued liability for accounting fees to be paid in the IXOS acquisition. Tell us how and when you anticipate settling this liability. Also, explain why a $341,403 balance remains for accrued accounting costs in the Centrinity acquisition at December 31, 2005, considering this transaction occurred over three years ago.

Of the $647,443 liability recorded as of December 31, 2005, approximately $401,000 was paid in the Third Fiscal Quarter. The balance of the liability is expected to be settled upon the finalization of the audit of the restated consolidated financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 and the period commencing on July 1, 2003 and ending on February 29, 2004. As noted in our response to Question # 1 above, each of these audits is currently in progress and the Company cannot predict with certainty the dates on which the audits will be completed. The balance of $341,403 relating to the Centrinity acquisition relates to fees payable to an accounting firm, other than the Company’s auditor, that assisted the Company in the determination of the value of certain tax assets acquired as part of this business combination. The accounting firm has substantially completed its work. The fees payable to the accounting firm under the terms of the arrangement with the Company are determined based upon the final assessed value of the assets by the Canada Revenue Agency (the “CRA”). Currently, based upon assessments received in connection with a portion of the tax assets from the CRA, the Company expects to make cash payments, in the three months ending June 30, 2006, of approximately $178,000 to the accounting firm that assisted in this valuation.

Additionally, the Company expects the assessment of the value of the remaining tax assets by the CRA to occur within the next three fiscal quarters but cannot predict with certainty the date. Once the Company receives the assessment notification in connection with the remaining portion of the tax assets from the CRA, the remaining liability of approximately $163,000 will be settled.

GAUSS

5.	With regards to the Gauss acquisition, explain the $496,000 finalization of purchase price adjustment in the quarter ended, September 30, 2005. Considering this acquisition occurred in October 2003, please explain why you would adjust the purchase price almost two years later.

United States Securities and Exchange Commission

May 19, 2006

The purchase price adjustment in the quarter ended September 30, 2005 relates to costs associated with the Gauss squeeze out procedures and the registration thereof. As these direct costs relate to the step purchase of the remaining Gauss shares not acquired at the time of the initial acquisition in October 2003, the adjustment to the purchase price in September 30, 2005 is not related to the initial purchase of Gauss shares in October 2003. The commencement of the squeeze out procedures was dependent upon receiving approval from the shareholders of Gauss, which was determined to be probable. The direct costs associated with the squeeze out proceedings and registration thereof was recorded on the balance sheet as additional purchase consideration.

The approval of the squeeze out was obtained at the Annual General Meeting of Gauss shareholders on August 25, 2005. In view of this, the Company accrued the costs in connection with the registration of the squeeze out and adjusted the step purchase price accordingly.

Note that, consistent with our response to Question #2 above, these costs should have been recorded as deferred costs until such time as the purchase of the remaining shares occurred, resulting in a balance sheet classification error between deferred costs and goodwill. The Company has determined that the impact of this misclassification was not material to the Company’s consolidated financial statements.

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate responses above in its future filings.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Megan Akst, Staff Accountant
Securities and Exchange Commission
John Shackleton, Chief Executive Officer
Alan Hoverd, Chief Financial Officer
John Trent, Vice President, General Counsel and Secretary
James Clarke, Legal Counsel and Assistant Secretary
Open Text Corporation